SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: Chrysler Group Recovery and Transformation Plan Seeks Return to Profitability, Redesigns Business Model

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services;  competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles;  effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

Press Information

Contacts
Jason Vines	Telephone +1 248 512 3164
Michael Aberlich	Telephone +1 248 512 2704	Date February 14, 2007

Chrysler Group Recovery and Transformation Plan Seeks Return to Profitability, Redesigns Business Model

•         Financial Impact — Return to profitability by 2008

•         Employee Impact — 13,000 employee reduction; Newark Assembly Plant to be idled, shifts eliminated and total capacity reduced by 400,000 units

•         Redesigned business model for long-term competitiveness, including greater emphasis on fuel-efficient products, global growth and partnerships

•         €2.3 billion ($3 billion) powertrain investment leads to more fuel-efficient line-up

•         DaimlerChrysler is looking into further strategic options with partners

Auburn Hills, MI. — DaimlerChrysler AG’s Chrysler Group today announced a three-year Recovery and Transformation Plan that seeks a return to profitability by 2008 while also taking steps to change its business model for the long run. The plan will result in an employee reduction of 13,000 people from 2007 to 2009.

Chrysler Group President and CEO Tom LaSorda outlined the plan at the DaimlerChrysler AG Annual Press Conference, held in Auburn Hills, Michigan.

Dr. Dieter Zetsche, Chairman of the Board of Management of DaimlerChrysler: “The Chrysler Team worked out a comprehensive Recovery and Transformation Plan using all resources within DaimlerChrysler. In addition to that and in order to optimize and accelerate the presented plan we are looking into further strategic options with partners beyond the business cooperation partners mentioned. In this regard, we do not exclude any option in order to find the best solution for both the Chrysler Group and DaimlerChrysler.”

Overall, the Recovery and Transformation Plan is aimed at a return to profitability with a primary focus on costs.  It is structured to over-achieve in order to offset potential unforeseen market headwinds, resulting in a target of €3.5 billion ($4.5 billion) of financial improvements — or a return on sales of 2.5 percent — by 2009.

“There are two integrated parts to the plan,” LaSorda said. “First, the Chrysler Group needs to solidify its position in the North American marketplace. In addition, the key to our long-term success will be our ability to transform the organization into a different company to achieve and sustain long-term profitability.”

The program will be supported by a €2.3 billion ($3 billion) investment in new engines, transmissions and axles, which will set the table for a product offensive of more than 20 all-new and 13 refreshed vehicles from 2007 to 2009.

RECOVERY

The Recovery plan is aimed at a return to profitability through a combination of revenue programs and by sharply focusing on costs. The key measures include:

Revenue Management

•         Continue the product offensive with eight new and five refreshed products in 2007. Key products include the new Chrysler Town and Country and Dodge Grand Caravan minivans, midsize Dodge Avenger sedan, Chrysler Sebring convertible and a Jeep Liberty that completes the revamping and expansion of the Jeep family.

•         Improve the retail-to-fleet mix, build momentum with new offerings in global markets and improve the effectiveness of marketing and incentive spending.

•         Reduce and optimize the dealer network to improve dealer profitability.

Material and Fixed Costs

•         Reduce material costs by up to €1.15 billion ($1.5 billion) by 2009.

•         Explore the sale of support operations, including transportation services.

Capacity & Efficiency

•         Reduce total production capacity by 400,000 units per year.

•         In 2007, eliminate a shift at Newark (Delaware) Assembly Plant and the Warren (Michigan) Truck Plant. In 2008, eliminate a shift at St. Louis (Missouri) South Assembly Plant.

•         Idle Newark Assembly Plant in 2009.

•         Idle the Cleveland (Ohio) Parts Distribution Center in December 2007.

•         Adjust powertrain, stamping and component operations to reflect reduced capacity.

Employee Reduction

•         Overall, Chrysler Group will reduce the number of employees by 13,000, or approximately 16 percent.

•         Hourly employment will be reduced by 11,000 over three years, with 9,000 in the U.S., and 2,000 in Canada (4,700 in the U.S. and 1,100 in Canada in 2007 alone).

•         Of the U.S. hourly total, 4,000 employees will be impacted by assembly plant actions; 1,000 by reduced capacity in powertrain, stamping and other component operations, 1,000 by other actions including the potential sale of support functions and 3,000 through technology, efficiency and productivity.

•         Salaried employment will be reduced by 2,000 over the next two years, with 1,000 each in 2007 and 2008.

•         Special retirement programs and other termination and attrition programs will be announced separately.

LaSorda said these actions complement significant other restructuring measures taken since 2001. Previous to this announcement, the company closed, idled or sold 16 plants (five assembly, 11 component) and reduced its workforce by one-third.

The financial impact of these Recovery measures will be seen beginning in 2007 with a restructuring charge of up to €1 billion ($1.3 billion), with the net cash impact for the year of about €800 million ($1 billion). The impact of the balance will be in the following two years.

In 2007, the Chrysler Group expects to further reduce dealer inventories to align with market demand, which will result in a reduction in operating profit of approximately €230 million ($300 million).

TRANSFORMATION

Key parts of the Transformation will be a greater global footprint and a shift in the product mix to smaller, more fuel-efficient vehicles.

Currently, North America represents some 90 percent of the Chrysler Group’s business, and its product line-up has historically been heavily weighted toward minivans, trucks and sport utility vehicles. “Those two factors were advantages for Chrysler Group once upon a time,” said LaSorda, “but the rules of the global marketplace have changed. High fuel prices and other dramatic shifts in the market have driven a shift in consumer preferences to smaller, more fuel-efficient vehicles. We must make some strategic adjustments to build off our historic strengths, but not rely on them so much so that we are put at a competitive disadvantage” he said.

“That will require a redesigned business model, with three primary areas of strategic focus”, LaSorda said. “First, the

Chrysler Group will add a more robust customer and brand focus while continuing to stress product leadership. In addition, we must achieve better global balance and rely more heavily on leveraging partnerships to manage costs while finding growth opportunities.”

Specifically LaSorda pointed to the following initiatives:

Customer and Brand Focus

•         Continue the product offensive through 2009, with more than 20 all-new vehicles and 13 refreshed vehicles.

•         Build on its existing product strengths through new entries in the minivan, pick-up truck and select rear-drive full-size vehicles. At the same time, the company will learn to do more with less with a plan to reduce product platforms from the current 12 to seven by the year 2012.

•         Expand into new commercial vehicle segments, including entering the Class 4 & 5 truck segments for the first time.

•         Continue the shift to a car/truck mix that is less reliant on trucks.

•         Invest in powertrain with €2.3 billion ($3 billion) dedicated to new engines, transmissions and axles, in order to move toward a portfolio that is more fuel efficient. That will include a common axle program for all vehicles, plus work on a new transmission technology. Last week, the company signed a non-binding memorandum of understanding with Getrag (a German-based supplier) to develop this more fuel efficient “dual clutch” transmission technology.

•         As part of that powertrain offensive, the company has under development a new V-6 engine platform (dubbed “Phoenix”) which is targeted to reduce the number of six-cylinder engine families from four to one.

•         In addition, Chrysler Group will introduce its first two-mode full hybrid with the 2008 Dodge Durango, and is also evaluating a mild hybrid for future applications.

•         Finally, it will expand its line-up of diesel engines, including several BLUETEC-labeled vehicles, a designation emblematic of the cleanest diesel in its class.

Increase Global Presence

•         Avoid nameplate redundancies in North America and develop and introduce vehicle programs aimed at global markets.

•         Use third parties where possible to access regional products and markets where it makes economic sense.

•         Balance supplier purchasing globally by targeting €3.8 billion ($5 billion) of additional purchasing to low-cost sources to complement the company’s global growth.

Partnerships

•         Better use of alliances and partnerships around the world, such as the Chrysler Group does currently with:

•                  In manufacturing, an agreement with Volkswagen to build minivans in North America for VW’s dealers.

•                  In retail, such as in Mexico where it sells a Hyundai-produced vehicle as the Dodge Atos, and soon will sell a small cargo van produced in Taiwan

•                  In import opportunities, such as the recently-announced agreement in principle with Chery Automobile Company of China (contingent upon approvals from the DaimlerChrysler Supervisory Board and the Chinese government) produce a small car for sale in North America and Europe.

•                  And in focused partnerships, such as the GEMA World Engine project with Hyundai and Mitsubishi in Dundee, Michigan, or the DaimlerChrysler consortium with General Motors and BMW to develop hybrids.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel-efficient vehicles; effective implementation of cost-reduction and efficiency-optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; a decline in resale prices of used vehicles; and other risks and uncertainties, some of which we describe in the current Annual Report under the heading “Risk Report”. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: February 14, 2007